Exhibit 99.2

JBS S.A.

CNPJ/MF nº 02.916.265/0001-60

NIRE 35.300.330.587

Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON AUGUST 14, 2023 AT 10:00 AM

Date, Time and Place: August 14, 2023, at 10:00 am, at the headquarters of JBS S.A., located in São Paulo city, state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3rd Floor, Vila Jaguara, CEP 05118-100 (“Company”).

Call: call sent by email to the Board of Directors members, pursuant to article 18 of the Company’s Bylaws.

Attendance: the quorum necessary for the installation of the Company’s Board of Directors Meeting was verified, in view of the presence of all its members, pursuant to articles 15 and 18 of its Bylaws, namely: Jeremiah O’Callaghan (Chairman), José Batista Sobrinho (Vice-President), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva and Cledorvino Belini.

Also present at the meeting were Messrs. Gilberto Tomazoni, Global CEO, Wesley Mendonça Batista Filho, CEO of JBS USA, Guilherme Cavalcanti, Global CFO and Investor Relations Officer, Michael Koenig, Global Ethics and Compliance Officer, Daniel Pitta, Legal Director and José Marcelo Proença, Compliance Director, all employees of the Company, as well as Messrs. Fabian Junqueira and Rafael Santos, representatives of KPMG Auditores Independentes Ltda. (“KPMG”).

Presiding Board: Jeremiah O’Callaghan, Chairman of the Board; Milena Hitomi Yanagisawa, Secretary of the Board.

Agenda: (i) presentation of the current market overview and the operations of the Company and its subsidiaries, including the market overview related to the period ended June 30, 2023; (ii) Interim Financial Statements analysis accompanied by the Company’s Independent Auditor’s Report for the period ended June 30, 2023 (“Financial Statements”); (iii) appreciation of the Company’s Statutory Audit Committee (“CAE”) opinion regarding the Financial Statements; (iv) discussion with representatives of on the Independent Auditor’s Report of the Financial Statements (“Independent Auditor’s Report”); (v) discussion and deliberation on forwarding for disclosure of the Company’s Financial Statements and Independent Auditor’s Report referring to the period ended June 30, 2023; (vi) presentation of the work carried out by the ethics and compliance area; (vii) report on the activities of the Governance, Compensation and Nomination Committee; the Social and Environmental Responsibility Committee; the Financial and Risk Management Committee; the Related Parties Committee; the Company’s Diversity, Equity and Inclusion Committee and the Statutory Audit Committee (“CAE”), including the CAE’s opinion on the Financial Statements; (viii) change in the composition of the Advisory Committees to the Board of Directors; and (ix) other matters of interest to the Company.

Discussions and Resolutions:

(i) the meeting began with Messrs. Gilberto Tomazoni, Guilherme Cavalcanti and Wesley Mendonça Batista Filho, who presented an overview of the operations of the Company and its subsidiaries in the quarter ended June 30, 2023;

(ii) subsequently, the Board of Directors members analyzed and discussed the Financial Statements.

(iii) subsequently, Mr. Carlos Hamilton Vasconcelos Araujo, CAE Coordinator, informed that the CAE members : (a) analyzed the Financial Statements; (b) monitored the work carried out by KPMG through inquiries and discussions; and (c) formalized inquiries about the relevant acts and transactions carried out by the Company’s managers contemplated in the Financial Statements. Based on the review, information and clarifications received and considering the Auditor’s Report, the members of the CAE declared that they evaluated the Company’s Financial Statements for the period ended June 30, 2023, with emphasis on the application of accounting practices and compliance applicable standards, considering that they are adequate and reflect the Company’s information contained therein, recommending that they be forwarded for evaluation by the Company’s Board of Directors;

(iv) the next moment, Mr. Fabian Junqueira, representative of KPMG, made a presentation on the work carried out by KPMG in relation to the Financial Statements, highlighting the independence, the required communications from the auditors, and also informed that there was no divergence with the management of the Company, nor were they aware, based on the review work carried out, of evidence of fraud or errors, conflicts of interest, significant deficiencies or weaknesses, material in internal controls and that the contingency processes were reviewed by the independent auditors based on the standards applicable revisions. Furthermore, Mr. Fabian Junqueira informed that there was no matter globally identified that could impact KPMG’s professional independence, that KPMG obtained access to all requested information and that no material adjustments were identified in the conclusion of the work. All questions from the Board of Directors members were duly answered by Mr. Fabian Junqueira;

(v) after the events above occurred, the Board of Directors members unanimously decided to authorize the Company’s management to disclose the Company’s Financial Statements for the period ended June 30, 2023;

(vi) then, Mr. Michael Koenig presented the work carried out by the ethics and compliance area to the Board of Directors members, showed the global leadership structure of Compliance and the internal and external support areas.

Mr. Michael Koenig presented the update on the agreement with the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”), mentioning the July/August call regarding the public announcement, the final report that will be sent to the DOJ/SEC in September 2023 and the meeting scheduled for the end of September, informing about the expected closure if the terms of the contract are satisfied.

Mr. Michael Koenig also provided information on future plans and initiatives, namely: (i) completing DOJ and SEC obligations (October 2023); (ii) maintain continued focus on global development; (iii) identify and attend to the highest risk areas, according to the risk assessment; (iv) automate processes, including enhanced third-party due diligence; (v) specialized training and increased communications; (vi) maintain a robust program, including due to public announcement; (vii) reputation improvement; (viii) appropriate allocation of resources and people; and (ix) address emerging challenges in real time.

Mr. José Marcelo Martins Proença presented the Compliance area policies, the policies that are global and the one that is in the process of being disclosed, that is, the Mergers and Acquisitions Policy, and also displayed the number of reports received by the Ethics Line in 2023, informing how many reports were valid and the categories.

Mr. José Marcelo Martins Proença discussed the training schedule for 2023, mentioned the main themes and categories, as well as presented the number of due diligences carried out in 2023, the main categories and channels used being: lextegrity and JBS software, mentioning that reputational research addresses topics such as corruption, embargoes and sanctions, human rights, environment and other restrictive lists.

The members of the Board of Directors presented their questions, all of which were duly clarified by Messrs. Michael Koenig and José Marcelo Martins Proença.

(vii) soon after, the Directors, members of the advisory committees to the Board of Directors, updated the others Board of Directors members on the work carried out by the Governance, Compensation and Nomination Committee; Social and Environmental Responsibility Committee; Financial and Risk Management Committee; Related Parties Committee; Diversity, Equity and Inclusion Committee and CAE:

(1) brief presentation by Mr. Jeremiah O’Callaghan on the work carried out by the Company’s Governance, Compensation and Nomination Committee, highlighting the discussions that took place on global executive turnover and updates on the work carried out by the Compliance area (Brazil and U.S);

(2) brief presentation by Ms. Alba Pettengill on the work carried out by the Company’s Socio-Environmental Responsibility Committee, highlighting the updates of the sustainability area - global regarding the SBTi status, Annual Sustainability Report and COP28 - Dubai, as well as presentation of the new structure of the sustainability area and updates on the NetZero commitment;

(3) brief presentation by Mr. Carlos Hamilton Vasconcelos Araújo on the work carried out by the Financial and Risk Management Committee, highlighting the discussions on monitoring the 2Q2023 Dashboard (mainly addressing debt management and exchange rate hedging) and the scenario global economic;

(4) brief presentation by Mr. Gelson Luiz Merisio on the work carried out by the Company’s Related Parties Committee, highlighting those on agreements between related parties approved by the Committee and the quarterly report for the period ended June 30, 2023, containing the transactions entered into between related parties;

(5) brief presentation by Mr. Jeremiah O’Callaghan on the work carried out by the Company’s Diversity, Equity and Inclusion Committee, highlighting the discussions that took place on the benchmark of actions related to diversity, equity and inclusion promoted by B3 S.A. – Brasil, Bolsa e Balcão and the proposal for a global regulation of diversity, equity and inclusion; And

(6) brief presentation by Mr. Carlos Hamilton Vasconcelos Araújo on the work carried out by the CAE, highlighting the discussions on the result of the JBS USA risk assessment, report on the activities of the Related Parties Committee, update of complaints received from the scope of the CAE , as well as the financial statements analysis for the period ended June 30, 2023.

(viii) finally, Mr. Jeremiah O’Callaghan proposed changing the composition of the Governance, Compensation and Nomination Committee, the Financial and Risk Management Committee, the Social and Environmental Responsibility Committee and the Diversity, Equity and Inclusion Committee ..

GOVERNANCE, COMPENSATION AND NOMINATION COMMITTEE:

NAME	ROLE ON THE COMMITTEE
JEREMIAH ALPHONSUS O’CALLAGHAN	COORDINATOR
CARLOS HAMILTON VASCONCELOS ARAÚJO	MEMBER
FRANCISCO TURRA	MEMBER
GELSON LUIZ MERISIO	MEMBER
PAULO BERNARDO SILVA	MEMBER

FINANCIAL AND RISK MANAGEMENT COMMITTEE:

NAME	ROLE ON THE COMMITTEE
GUILHERME PERBOYRE CAVALCANTI	COORDINATOR
WESLEY MENDONÇA BATISTA FILHO	MEMBER
CARLOS HAMILTON VASCONCELOS ARAÚJO	MEMBER
GELSON LUIZ MERISIO	MEMBER
CLEDORVINO BELINI	MEMBER

SOCIO-ENVIRONMENTAL RESPONSIBILITY COMMITTEE:

NAME	ROLE ON THE COMMITTEE
JEREMIAH ALPHONSUS O’CALLAGHAN	COORDINATOR
GUILHERME MOTTA	MEMBER
ALBA PETTENGILL	MEMBER
FRANCISCO TURRA	MEMBER
LIEGE VERGILI CORREIA NOGUEIRA	MEMBER
KÁTIA REGINA DE ABREU GOMES	MEMBER
PAULO BERNARDO SILVA	MEMBER

DIVERSITY, EQUITY AND INCLUSION COMMITTEE:

NAME	ROLE ON THE COMMITTEE
JEREMIAH O’CALLAGHAN	COORDINATOR
CAMERON BRUETT	MEMBER
ALBA PETTENGILL	MEMBER
JURIANA SPERANDIO	MEMBER
MARCELA ROCHA	MEMBER
KÁTIA REGINA DE ABREU GOMES	MEMBER

Minutes in Summary Format: The Board of Directors authorized the drawing up of these minutes in summary form and their publication with omission of signatures, pursuant to paragraphs 1 and 2, of article 130, of the Brazilian Corporate Law.

Closure: There being no further business to discuss, the floor was offered to anyone who wanted to use it and, as no one spoke, the work was suspended for the time necessary to draw up these minutes, which, after reopening the session, were read, approved by all present and signed.

Board Members Present: Jeremiah O’Callaghan (Chairman), José Batista Sobrinho (Vice-Chairman), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva and Cledorvino Belini.

I certify that this is a full copy of the Minutes of the Board of Directors’ Meeting drawn up in the proper book.

São Paulo, August 14, 2023.

Milena Hitomi Yanagisawa

Board Secretary

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